Filed pursuant to Rule 424(b)(4)
Registration No. 333-257476

PROSPECTUS

4,755,000 Shares

Common Stock

We are offering 4,755,00 shares of our common stock. Our common stock is listed on The Nasdaq Global Market under the symbol “KYMR.” The last reported sale price of our common stock on The Nasdaq Global Market on June 30, 2021 was $48.50 per share.

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$47.00	$223,485,000
Underwriting discounts(1)	$2.82	$13,409,100
Proceeds, before expenses, to Kymera Therapeutics, Inc.	$44.18	$210,075,900

(1)	See “Underwriting” beginning on page 61 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase an additional 713,250 shares of our common stock. We have also granted Vertex Pharmaceuticals Incorporated an option to purchase up to an additional 49,928 shares of our common stock in a separate private placement concurrent with the completion of this offering in proportion to the underwriters’ exercise of their option at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of the concurrent private placement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $15,420,465.00, and the total proceeds from the public offering to us, before expenses, will be $241,587,285.00.

Delivery of the shares of common stock is expected to be made on or about July 6, 2021.

MORGAN STANLEY	J.P. MORGAN	COWEN	GUGGENHEIM SECURITIES

June 30, 2021

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

The market data and certain other statistical information used or incorporated by reference throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in, or incorporated by reference into, this prospectus.

On November 1, 2018, Kymera Therapeutics, LLC, or Kymera LLC, a Delaware limited liability company, merged with and into Kymera Therapeutics, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus, which we refer to as the Reorganization. As used in this prospectus, unless the context otherwise requires, references to “Kymera,” the “company,” “we,” “us” and “our” refer to (i) prior to the date of the Reorganization, Kymera LLC and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require, and (ii) following the date of the Reorganization, Kymera Therapeutics, Inc., and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require.

Company Overview

We are a biopharmaceutical company focused on discovering and developing novel small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body’s own natural protein degradation system. Our proprietary targeted protein degradation, or TPD, platform, which we refer to as Pegasus™, allows us to discover highly selective small molecule protein degraders with activity against disease-causing proteins throughout the body. We believe that our small molecule protein degraders have unique advantages over existing therapies and allow us to address a large portion of the human genome that was previously intractable with traditional modalities. We focus on biological pathways that have been clinically validated but where key biological nodes/proteins have not been drugged or inadequately drugged. To date, we have utilized our Pegasus™ platform to design novel protein degraders focused in the areas of immunology-inflammation and oncology, and continue to apply our platform’s capabilities to additional therapeutic areas. Our initial programs are IRAK4, IRAKIMiD, and STAT3, which each address high impact targets within the interleukin-1 receptor/toll-like receptor, or IL-1R/TLR, and janus kinase/signal transducers and activators of transcription, or JAK/STAT, pathways providing the opportunity to treat a broad range of immune-inflammatory diseases, hematologic malignancies, and solid tumors. Our programs exemplify our focus on addressing high impact targets that have been elusive to conventional modalities and that drive the pathogenesis of multiple serious diseases with significant unmet medical needs. With respect to our IRAK4 program, we are collaborating with Genzyme Corporation, a subsidiary of Sanofi S.A, or Sanofi, on the development of drug candidates targeting IRAK4 outside the oncology and immuno-oncology fields. We submitted an Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or FDA, for KT-474 in 2020, and initiated the single ascending dose, or SAD, portion of our Phase 1 trial in adult healthy volunteers in February 2021. In June 2021, the FDA lifted the partial clinical hold on the multiple ascending dose, or MAD, portion of the Phase 1 trial of KT-474 following review of interim results from the SAD portion of the Phase 1 trial. As a result, in the second half of 2021, we expect to initiate enrollment in the MAD portion of the Phase 1 trial of KT-474, including healthy volunteers and a subsequent cohort of hidradenitis suppurativa, or HS, and atopic dermatitis, or AD, patients. We also expect to submit INDs for degraders KT-413 and KT-333 from our IRAKIMiD and STAT3 programs, respectively, in the second half of 2021, and if cleared, to initiate Phase 1 trials in patients thereafter.

Our initial programs are IRAK4, IRAKIMiD, and STAT3, which each focus on a single critical signaling node within the genetically and clinically validated IL-1R/TLR and JAK/STAT pathways. Our programs exemplify our focus on addressing high impact targets that have been elusive to conventional modalities and that drive the pathogenesis of multiple serious diseases with significant unmet medical needs. We believe degrading these targets has the potential to treat multiple immune-inflammatory diseases, hematologic malignancies, and solid tumors. We also have multiple programs in earlier stages of development and are exploring targets in therapeutic areas outside of our core areas of focus, including through our partnerships with Vertex Pharmaceuticals Incorporated, or Vertex, and Genzyme Corporation, or Sanofi. The following table summarizes our development pipeline:

Our PegasusTM Platform

We built PegasusTM, our proprietary TPD platform, to serve as an effective drug discovery and development engine leveraging our proprietary expertise and knowledge, as well as numerous chemistry, biology and computational capabilities. Our platform allows us to discover highly efficient and selective degraders by matching the right target with the ideal E3 ligase and optimizing molecular properties in order to increase the likelihood of therapeutic success for a particular disease state. PegasusTM also allows us to design degraders with the appropriate pharmaceutical properties through our ability to study and model ternary complexes. We believe our understanding of degradation profiles across multiple tissues and cell types in different species increases the probability of clinical translation success. We believe our TPD platform is an engine for innovation, allowing us to expand the druggable proteome and thereby access critical disease pathway nodes that have to date been considered either undruggable or inadequately addressed with conventional modalities. Our capabilities have been developed through the key features of our PegasusTM platform, which include the following:

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E3 Ligase Whole-Body Atlas. We have developed a proprietary human whole body E3 Atlas for mapping expression patterns of all known human E3 ligases in both disease and healthy contexts by combining the power of quantitative, high-resolution proteomics with proprietary algorithms. We are refining the characterization of the expression profiles in healthy and diseased tissues of generally well-established liganded E3 ligases like cereblon and VHL and, more importantly, of the approximately 600 naturally-occurring E3 ligases, most of which are still unliganded. We are establishing subcellular localization indices for each E3 ligase and determining their absolute abundances. We believe our approach overcomes the limitations of relying on publicly available RNA or antibody-based protein expression datasets, which often lead to inaccuracies in determining relative E3 ligase expression levels in different biological contexts.

Our proprietary E3 Ligase Whole-Body Atlas enables data-driven disease-selective protein degradation strategies based on all of the mapped E3 ligases, which we view as a paradigm shift from relying on the limited number of E3 ligases typically exploited for TPD and provides us with a distinct competitive advantage. Using comparative analyses of expression patterns, we can identify selective pairings of E3 ligases with therapeutic targets of interest, including tissue-selective or tissue-restrictive pairings. We believe this approach is central to building out a toolbox of differentiated E3 ligase binders. Furthermore, we are able to use our custom-built Quantitative Systems Pharmacology Models in combination with proprietary data on the absolute abundance of E3 ligases and therapeutic targets to predict cellular efficacy.

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E3 Ligase Binders Toolbox. Leveraging the knowledge generated by our E3 Ligase Whole-Body Atlas, we are building a proprietary toolbox of differentiated E3 ligase binders for the development of next-generation targets and disease-specific degraders. We are focused on building an expanded library of E3 ligases and novel ligands with differentiated expression profiles in order to selectively pair them with therapeutic targets in specific tissues, cell types and subcellular compartments. We believe that this approach to degrader design will lead to more selective target degradation in disease contexts, while avoiding target degradation in tissues associated with known toxicities, which we believe will lead to a substantially improved overall safety profile for our degrader molecules. Through our knowledge of E3 ligases and proprietary data on expression profiling, we believe we are uniquely positioned to identify both differentiated and ligandable E3 ligases that can be deployed against multiple targets, spanning broad therapeutic areas.

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Ternary Complex Modeling. We believe that the understanding of the activity of the ternary complex is critical to the optimization and development of our degrader therapeutics. Ternary complexes are formed when a degrader binds to both an E3 ligase and the protein of interest. We characterize this interaction with both structural biology and biophysical techniques and utilize a sophisticated, structure-based approach to modeling. Our proprietary approach is tailored to the unique features of heterobifunctional degraders, which, unlike small-molecule inhibitors, facilitates proximity-based engagement of an E3 ligase with a target protein. Design of degraders requires consideration of both the length and composition of the linker, which can have a significant impact on the formation of the ternary complex and ultimately the efficiency of degradation. We have developed and fully integrated into our discovery platform an efficient and powerful Ternary Complex Modeling, or TCM, method. The TCM method combines computational evaluation of tens of millions of potential protein-protein complexes, leveraging cloud computing resources, with statistical analyses to establish optimal linker lengths and geometry and to predict key aspects of target/degrader/E3 ligase ternary complexes. Our approach allows for rapid design of degraders, which in combination with design-build-test cycles, allows us to optimize our degraders by identifying key interactions and geometric constraints.

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Quantitative Systems Pharmacology Model. Our proprietary Quantitative Systems Pharmacology, or QSP, model helps solve the complex equations required in TPD to accurately translate PK/PD into optimal human dosing. Our QSP model enables us to refine the understanding of each parameter that impacts the protein degradation profiles of degraders in tissues and then predict these varying parameters in different contexts. These parameters can include the affinity of binding to proteins and E3 ligases, ternary complex kinetics, protein half-life, target protein and E3 ligase concentrations. Using data from our proprietary E3 Ligase Whole-Body Atlas, combined with relevant biochemical and cellular degradation assays, we deploy the model to enhance optimal target and E3 ligase selection. QSP modeling is able to predict how the relative concentrations of the E3 ligase and the target protein impact the maximal degree of degradation and can be used to exclude E3 ligases whose concentration in target tissues may be insufficient to achieve the desired level of degradation. Our QSP model is able to predict the impact of differential targeting versus E3 ligase expression profiles on degradation efficiencies. These insights are taken into consideration in the selection of the optimal E3 ligase for the target of interest to achieve the desired degradation profile whether it is systemic or restricted degradation across different cell types.

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Proprietary Chemistry. We are leveraging our experienced team of dedicated scientists and experts with decades of experience in chemistry, structural biology and computational chemistry to optimize both E3 binders and target protein binders to convert them into highly efficient and selective degraders. We deploy diverse compound and virtual libraries for identification of starting ligands that bind to both the E3 ligase of interest and target. Our curated libraries include compounds with preferred physicochemical properties conducive to achieving oral bioavailability, and incorporate both covalent and non-covalent chemical scaffolds, as well as DNA-encoded libraries. We deploy direct-affinity assays and bead-based separation for fragment-based and DNA-encoded library screening. Computational chemistry is used to find suitable binding pockets to enable virtual screening. These in silico exercises rely upon structural biology, and together enable structure-based drug discovery. To support rapid synthesis of degrader molecules, we have built our own readily accessible and diverse library of linkers to connect binders to the E3 ligase and the target. We then integrate our TCM capabilities with proprietary linker chemistry to enable rational degrader design and optimization, reducing the time to development of highly efficient and selective degraders with the pharmaceutical properties tailored to specific patient populations and diseases. In this way, we have been able to develop second-generation molecules with significantly improved permeability and bioavailability while sustaining the strong degrader properties exhibited in our first-generation molecules.

Our IRAK4, IRAKIMiD, and STAT3 Programs

We are developing KT-474, a highly active and selective, orally bioavailable IRAK4 degrader, for the treatment of IL-1R/TLR-driven immunology-inflammation conditions and diseases with high unmet medical need, including HS, an inflammatory skin disease, as well as AD and rheumatoid arthritis. We have chosen to pursue IRAK4 degradation due to the well-validated role of the IL-1R/TLR pathway in immunology and inflammation and the potential advantage that drugging a single node of multiple different mediators of inflammation has over other approaches focused on targeting one of many cytokines that stimulate the IRAK4 node. IRAK4 is a critical node in the IL-1R/TLR signaling pathway, which is dependent on both IRAK4’s kinase activity and scaffolding function. We have demonstrated through our in vitro and in vivo studies that KT-474 induces IRAK4 degradation, impacting both the kinase and the scaffolding functions, and therefore can efficiently and selectively block IL-1R/TLR-mediated inflammation in a way we believe to be superior to IRAK4 kinase inhibitors. We therefore believe KT-474 has the potential to improve outcomes over current treatment options as well as other drugs currently in development. We submitted an IND for KT 474 to FDA in 2020 and initiated the SAD portion of our Phase 1 trial in February 2021. In June 2021, we reported positive interim results from the healthy volunteer SAD portion of our Phase 1 trial, including safety, pharmacokinetic, and pharmacodynamic data from the first four study cohorts. Interim data showed dose and time-dependent IRAK4 degradation, as measured in peripheral blood mononuclear cells using mass spectrometry. In the fourth cohort, following a single 300 mg dose of KT-474, median IRAK4 reduction from baseline at 48 hours was 90% compared to a 16% increase in the placebo group (p<0.0001), with maximum IRAK4 reduction of 94%, demonstrating proof-of-mechanism and achievement of the Phase 1 target degradation profile. No treatment-related adverse events have been observed to date. We are collaborating with Sanofi on the development of drug candidates targeting IRAK4 outside the oncology and immuno-oncology fields.

We are developing another group of IRAK4 degraders, which we call IRAKIMiDs, with a unique profile that combines the activity of IRAK4 degradation and immunomodulatory imide drugs, or IMiDs, for the treatment of MYD88-mutated diffuse large B-cell lymphoma, or DLBCL. In oncology, IRAK4 is an obligate protein in MYD88 signaling and this activated mutation is well characterized to drive oncogenesis. IMiDs are a class of drugs that degrade zinc-finger transcription factors, such as Ikaros and Aiolos, resulting in the restoration of Type 1 interferon, or Type 1 IFN, signaling pathway which is relevant in treating lymphoma. Our IRAKIMiDs combine the activity of the IMiDs with IRAK4 degradation in a single agent and address both the IL-1R/TLR and the Type 1 IFN pathways synergistically and in doing so demonstrate broad activity against MYD88-mutant lymphomas. We believe this will be the first precision medicine in lymphoma to target a genetically defined population, which accounts for 25% to 30% of DLBCL patients. We have observed that the functional synergy between the degradation of IRAK4 and IMiD activity results in broad activity against MYD88-mutant lymphomas in vitro and in mouse xenograft models, leading to rapid, complete and sustained tumor regressions, even when dosed intermittently. In the third quarter of 2020, we declared KT-413 as a development candidate and initiated IND-enabling activities. We expect to file an IND in the second half of 2021 and, if cleared, to begin a Phase 1 clinical trial thereafter.

We are developing our selective STAT3 degraders for the treatment of hematological malignancies and solid tumors, as well as autoimmune diseases and fibrosis. STAT3 is a transcription factor activated through a variety of different cytokine and growth factor receptors via janus kinases, or JAKs, as well as through oncogenic fusion proteins and mutations in STAT3 itself. We believe the diverse functions of STAT3 in tumor biology, evasion of immune surveillance by tumor cells, and inflammation and fibrosis provide opportunities to address a wide variety of high unmet need disease indications through the targeting of a single genetically and clinically validated pathway. While the JAK-STAT pathway has been partially addressed with several clinically successful JAK-targeting agents, we believe there are currently no drugs that specifically affect STAT3 broadly across all the relevant cell types. Small molecule STAT3 dimerization inhibitors targeting the SH2 domain have been in development, but significant challenges remain: first, homology of SH2 domains among all STAT family members impacts the ability to achieve specificity for STAT3, and second, inability to block dimerization-independent transcriptional activities of STAT3 impacts the ability to achieve full inhibition. For these reasons, we believe that STAT3 degraders may provide a transformative solution to the development of targeted and selective drugs to address multiple STAT3 dependent pathologies. In the first quarter of 2021, we nominated KT-333 as a STAT3 development candidate for liquid and solid tumor indications, and we expect to submit an IND to the FDA in the fourth quarter of 2021 and if cleared, initiate a Phase 1 trial thereafter.

Our Team

We are led by an experienced team of dedicated scientists and experts with decades of experience in the foundational areas of TPD and drug development, including E3 ligase biology, ternary complex characterization and modeling, chemistry, pharmacology, pharmacokinetic/pharmacodynamic, or PK/PD, modeling, disease biology, translational medicine, and clinical development. Our internal efforts are complemented by important strategic collaborations, including our agreements with Vertex and Sanofi. Since our inception, we have raised over $617.8 million in capital, including equity capital as well as actual and committed upfront payments from investors and collaborators.

Certain Preliminary Financial Results

We estimate that our cash and cash equivalents will be approximately $404 million as of June 30, 2021. These financial results are only preliminary estimates and are based on information available to management as of the date of this prospectus and these estimates could change. Our actual financial results as of June 30, 2021 are subject to the completion of our financial statements as of and for such period. Our independent registered public accountants have not audited, reviewed or performed any procedures with respect to such preliminary estimates and accordingly do not express an opinion or any other form of assurance with respect thereto. Complete results as of June 30, 2021 will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

OUR STRATEGY

Our mission is to discover, develop and commercialize novel and transformative therapies that improve the lives of patients with serious diseases, and we are committed to the selection of targets that enable a broad impact across multiple clinical indications with high unmet medical need. We believe the unique discovery capabilities of our PegasusTM platform will position us to be a leader in the area of targeted protein degradation. Our goal is to become a fully integrated biopharmaceutical company with a pipeline of novel degrader medicines targeting disease-causing proteins that were previously intractable. We intend to achieve this goal by pursuing the strategic objectives set forth below.

•	Advance the development of our IRAK4, IRAKIMiD, and STAT3 programs to deliver transformative therapies to patients.

•	Further expand the capabilities of our PegasusTM platform to identify the optimal pairing of therapeutic targets with E3 ligases for a range of disease states.

•	Continue to build a broad and diverse pipeline of novel protein degraders.

•	Expand and protect our proprietary know-how and intellectual property.

•	Pursue synergistic collaboration opportunities.

RISKS ASSOCIATED WITH OUR BUSINESS

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We are a biopharmaceutical company with a limited operating history and have not generated any revenue to date from drug sales, and may never become profitable.

•	We have incurred significant operating losses in recent periods and anticipate that we will incur continued losses for the foreseeable future.

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We will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.

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We are very early in our development efforts and our IRAK4, IRAKIMiD, and STAT3 programs are still in preclinical or early clinical development. If we are unable to advance them into and through the clinic for safety or efficacy reasons or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

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Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

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Our approach to the discovery and development of product candidates based on our PegasusTM platform is novel and unproven, which makes it difficult to predict the time, cost of development, and likelihood of successfully developing any products.

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Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of our product candidates and adversely impact our business.

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We may not be successful in our efforts to identify or discover additional product candidates or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

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If we experience delays or difficulties in the initiation or enrollment of patients in clinical trials due to additional partial or other clinical holds, our receipt of necessary regulatory approvals could be delayed or prevented.

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Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

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Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

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We rely, and expect to continue to rely, on third parties to conduct our ongoing and planned clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

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If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired.

CONCURRENT PRIVATE PLACEMENT

We have granted Vertex Pharmaceuticals Incorporated, or Vertex, one of our existing investors, the option to purchase additional shares in proportion to the underwriters’ exercise of their option to purchase additional shares, of up to 49,928 shares, at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

CORPORATE INFORMATION

We were incorporated under the laws of Delaware in September 2015 under the name Project HSC, Inc. We are the successor in interest to Kymera Therapeutics, LLC, a limited liability company formed under the laws of the State of Delaware on May 25, 2017 and the former holder of all of our outstanding shares of common stock. Our principal executive offices are located at 200 Arsenal Yards Blvd., Suite 230, Watertown, MA 02472 and our telephone number is (857) 285-5300. Our website address is www.kymeratx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

AND A SMALLER REPORTING COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, or the JOBS Act, enacted in April 2012. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the U.S. Securities and Exchange Commission. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in the registration statement of which this prospectus is a part. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	4,755,000 shares.

Common stock to be outstanding immediately after this offering and the concurrent private placement	49,726,052 shares (50,489,230 shares if the underwriters and Vertex exercise their options to purchase additional shares in full).

Underwriters’ option to purchase additional shares

We have granted a 30-day option to the underwriters to purchase up to an aggregate of 713,250 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Vertex Pharmaceuticals Incorporated’s option to purchase additional shares	We have also granted Vertex an option to purchase up to an additional 49,928 shares of our common stock in proportion to the underwriters’ exercise of their option.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $209.2 million, or $240.7 million if the underwriters exercise their option to purchase additional shares in full, based on the public offering price of $47.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we estimate that the net proceeds from the concurrent private placement will be $2.3 million if Vertex exercises its option to purchase additional shares in full. We currently intend to use the net proceeds from this offering and the potential concurrent private placement along with cash on hand to advance our discovery and development capabilities with the goal of building the leading fully-integrated degrader medicines company, including expanding our multi-franchise opportunities in immune-inflammation and oncology, including in particular for (i) continued Phase 1 clinical development of KT-474; (ii) continued advancement of KT-413, our IRAKIMiD program; (iii) expansion of our wholly owned IRAK4 and IRAKIMiD oncology franchises, including IRAK4 selective degraders in liquid and solid tumor indications, and KT-413 in other MYD88-mutant indications and IL-1R/TLR/NFkB-driven malignancies; (iv) continued advancement of KT-333, our STAT3 degrader; (v) acceleration of our early-stage discovery programs and further expansion of our Pegasus™ platform, including novel tissue-selective or -restrictive degraders; and

(vi) working capital, capital expenditures and general corporate purposes. For a more complete description of our intended use of the proceeds from this offering and the concurrent private placement, if completed, see “Use of Proceeds.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Nasdaq Global Market symbol	“KYMR”

The number of shares of our common stock after this offering and the potential concurrent private placement is based on 44,971,052 shares of our common stock outstanding as of March 31, 2021 including 91,676 shares of unvested common stock subject to repurchase by us, and excludes:

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4,083,054 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2018 Stock Option and Grant Plan, at a weighted average exercise price of $3.54 per share;

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2,739,413 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2020 Stock Option and Incentive Plan, at a weighted average exercise price of $36.87 per share;

•	3,563,845 shares of common stock reserved for future issuance under our 2020 Stock Option and Incentive Plan as of March 31, 2021; and

•	445,653 shares of our common stock reserved for future issuance under the 2020 Employee Stock Purchase Plan as of March 31, 2021.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	no exercise of outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to 713,250 additional shares of common stock in this offering; and

•	no purchase of the up to 49,928 shares of common stock to be sold at the option of Vertex in the concurrent private placement.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, each of which is incorporated by reference in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference in this prospectus. We have derived the consolidated statement of operations data for the three months ended March 31, 2021 and 2020 and the balance sheet data as of March 31, 2021 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, which is incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and interim results are not necessarily indicative of results to be expected for the full year or any other period.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2021	2020	2020	2019
	(In thousands, except share and per share data)		(In thousands, except share and per share data)
Statement of Operations Data:
Collaboration Revenue—from related parties	$18,702	$3,428	$34,034	$2,934

Operating expenses:
Research and development	$25,962	$12,116	$62,105	$37,158
General and administrative	5,909	2,559	18,233	7,981

Total operating expenses	31,871	14,675	80,338	45,139

Loss from operations	(13,169)	(11,247)	(46,304)	(42,205)
Other income (expense):
Interest income	118	349	826	1,005
Interest expense	(24)	(34)	(115)	(46)

Total other income (expense)	94	315	711	959

Net loss	$(13,075)	$(10,932)	$(45,593)	$(41,246)

Other comprehensive loss:
Unrealized gain (loss) on marketable securities	115	214	(134)	6

Total comprehensive loss	$(12,960)	$(10,718)	$(45,727)	$(41,240)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(13,075)	$(10,932)	$(45,593)	$(41,246)
Deemed dividend from exchange of convertible preferred stock	—	(9,050)	(9,050)	—

Net loss attributable to common stockholders	$(13,075)	$(19,982)	$(54,643)	$(41,246)

Net loss per share attributable to common stockholders, basic and diluted	$(0.29)	$(10.23)	$(3.15)	$(24.28)

Weighted average shares of common stock outstanding, basic and diluted	44,649,572	1,952,667	17,349,582	1,698,522

(1)

See Note 14 to our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, each of which is incorporated by reference in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	As of March 31, 2021
	ACTUAL	AS ADJUSTED(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$435,176	$644,374
Total assets	$464,552	$673,750
Working capital(1)	$230,654	$439,852
Total liabilities	$189,305	$189,305
Accumulated deficit	$(141,480)	$(141,480)
Total stockholders’ equity	$275,247	$484,445

(1)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q incorporated by reference in this prospectus for further details regarding our current assets and current liabilities.

(2)

The as adjusted balance sheet data give effect to the issuance and sale of 4,755,000 shares of our common stock in this offering at public offering price of $47.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted balance sheet data does not give effect to the sale of up to 49,928 shares of our common stock in a potential concurrent private placement to Vertex for net proceeds of $2.3 million. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, or incorporated by reference, including our financial statements and the related notes and the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, each which is incorporated by reference herein in its entirety, before deciding to invest in our common stock. If any of these risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Risks Related to This Offering

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock after this offering. Based on the public offering price of $47.00 per share, purchasers of common stock in this offering will experience immediate dilution of $37.26 per share in net tangible book value of the common stock. In the past, we issued options and other securities to acquire common stock at prices significantly below the public offering price. To the extent outstanding options are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

Substantial amounts of our outstanding shares may be sold into the market in the near future and when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

Based on 44,971,052 shares of common stock outstanding as of March 31, 2021, upon the completion of this offering we will have outstanding a total of 49,726,052 shares of common stock. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. In addition, the lock-up agreements entered into in connection with this offering permit certain of our executive officers and stockholders to sell or distribute shares of common stock pursuant to existing trading plans pursuant to Rule 10b5-1 under the Exchange Act, subject to certain price and trading volume parameters.

The holders of certain of our shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act as provided under the terms of an investors’ rights agreement between us and the holders of our redeemable convertible preferred stock. See “Registration Rights” in the description of our common stock contained in Exhibit 4.3 to our Annual Report on Form 10-K incorporated by reference in this prospectus. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash, cash equivalents and short-term investments and the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash, cash equivalents and short-term investments and the net proceeds from this offering and potential concurrent private placement, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and short-term investments and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents and short-term investments and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

An active trading market for our common stock may not be sustained.

Our shares of common stock began trading on The Nasdaq Global Market in August 2020. Given the limited trading history of our common stock, there is a risk that an active trading market for our shares will not be sustained, which could put downward pressure on the market price of our common stock and thereby affect the ability of our stockholders to sell their shares.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

If you purchase shares in this offering, you may not be able to resell those shares at or above the public offering price. The trading price of the shares has fluctuated, and is likely to continue to fluctuate substantially. The trading price of our securities depends on a number of factors, including those described or incorporated by reference in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance.

Since our common stock began trading on The Nasdaq Global Market on August 21, 2020, our stock has traded at prices as low as $25.43 per share and as high as $91.92 per share through June 25, 2021. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the public offering price. The market price for our common stock may be influenced by many factors, including:

•	the degree of success of competitive products or technologies;

•	results of clinical trials and preclinical studies, of our drug candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	receipt of, or failure to obtain, regulatory approvals;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our drug candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional technologies or drug candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	rumors or announcements regarding transactions involving our company or drug candidates;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described or incorporated by reference in this “Risk Factors” section.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

Our stock price and trading volume are heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline. The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline. Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own. Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

We do not intend to pay dividends for the foreseeable future and, as a result, our ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

the initiation, timing, progress, results, and cost of our research and development programs, and our current and future preclinical and future clinical studies, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

•	our ability to continue to construct Pegasus™, our drug discovery platform, and to enable a rational and effective drug discovery and development engine;

•	the timing and the success of preclinical and clinical studies under our IRAK4, IRAKIMiD, and STAT3 programs;

•	our plans to submit investigational new drug applications to the FDA for current and future product candidates;

•	the subsequent initiation of planned clinical trials;

•

our ability to identify research priorities and apply a risk-mitigated strategy to efficiently discover and develop product candidates, including by applying learnings from one program to other programs and from one modality to our other modalities;

•	our potential ability to manufacture our drug substances, delivery vehicles, and product candidates for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;

•	the ability and willingness of our third-party strategic collaborators to continue research and development activities relating to our development candidates and product candidates;

•	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our ability to commercialize our products, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, and strategic plans for our business, product candidates, and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our future expenses, revenues, capital requirements, and our needs for additional financing;

•

the potential benefits of strategic collaboration agreements, our ability to enter into strategic collaborations or arrangements, and our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of product candidates and any other approved product;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our financial performance;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our ability to produce our products or product candidates with advantages in turnaround times or manufacturing cost;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the impact of laws and regulations;

•	developments relating to our competitors and our industry;

•

the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our preclinical studies and future clinical trials;

•	our expectations regarding the time during which we will continue to be an emerging growth company or smaller reporting company as defined in federal securities regulations; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

In some cases, forward-looking statements can be identified by terminology, such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $209.2 million, or approximately $240.7 million if the underwriters exercise their option to purchase additional shares in full, at the public offering price of $47.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses. In addition, we estimate that the net proceeds from Vertex’s exercise of its option to purchase up to 49,928 shares in a concurrent private placement will be $2.3 million if Vertex exercises its option to purchase additional shares in full.

As of March 31, 2021, we had cash, cash equivalents and marketable securities of $435.2 million. We currently intend to use the net proceeds from this offering and potential concurrent private placement, together with our existing cash and cash equivalents, to advance our discovery and development capabilities with the goal of building the leading fully-integrated degrader medicines company, including expanding our multi-franchise opportunities in immune-inflammation and oncology, including in particular, for the following:

•	Continued Phase 1 clinical development of KT-474, our IRAK4 degrader being developed for the treatment of TLR/IL-1R-driven immune-inflammatory diseases;

•

Continued advancement of KT-413, our IRAKIMiD program being developed initially for the treatment of MYD88-mutant diffuse large B-cell lymphoma (DLBCL), in IND-enabling activities and Phase 1 development;

•

Expansion of our wholly owned IRAK4 and IRAKIMiD oncology franchises, including IRAK4 selective degraders in liquid and solid tumor indications, and KT-413 in other MYD88-mutant indications and IL-1R/TLR/NFkB-driven malignancies;

•	Continued advancement of KT-333, our wholly owned STAT3 degrader for liquid and solid tumor indications, in IND-enabling activities and Phase 1 development;

•	Acceleration of our early-stage discovery programs and further expansion of our Pegasus™ platform, including novel tissue-selective or -restrictive degraders; and

•	Working capital, capital expenditures and general corporate purposes.

Based on our current plans, we believe our existing cash and cash equivalents and marketable securities, together with the net proceeds from this offering and potential concurrent private placement, will be sufficient to fund our operations into 2025.

This expected use of the net proceeds from this offering and potential concurrent private placement represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the status of and results from non-clinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and potential concurrent private placement.

Pending our use of proceeds from this offering and potential concurrent private placement, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings to fund the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. In addition, any future financing instruments could preclude us from paying dividends. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale of 4,755,00 shares of our common stock in this offering at the public offering price of $47.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will depend on the actual public offering price and other terms of this offering determined at pricing.

You should read the information in this table together with our consolidated financial statements and the related notes in our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021, each incorporated by reference in this prospectus, as well as the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in both our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021, each incorporated by reference in this prospectus.

	AS OF MARCH 31, 2021
	ACTUAL	AS ADJUSTED
	(In thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$435,176	$644,374

Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized and no issued or outstanding, actual	—
Common stock, $0.0001 par value; 150,000,000 shares authorized, 44,971,052 shares issued, and 44,879,376 shares outstanding, actual; 150,000,000 shares authorized, 49,726,052 shares issued and 49,634,376 shares outstanding, as adjusted	4	4
Additional paid-in capital	417,096	626,294
Accumulated deficit	(141,840)	(141,840)
Accumulated other comprehensive loss	(13)	(13)

Total stockholders’ equity	275,247	484,445

Total capitalization	$275,247	$484,445

This table assumes no exercise by Vertex of its option to purchase up to 49,928 shares in a concurrent private placement and excludes:

•

4,083,054 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2018 Stock Option and Grant Plan, at a weighted average exercise price of $3.54 per share;

•

2,739,413 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2020 Stock Option and Incentive Plan, at a weighted average exercise price of $36.87 per share;

•	3,563,845 shares of common stock reserved for future issuance under our 2020 Stock Option and Incentive Plan as of March 31, 2021; and

•	445,653 shares of our common stock reserved for future issuance under the 2020 Employee Stock Purchase Plan as of March 31, 2021.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2021 was $275.2 million, or $6.12 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 44,971,052 outstanding shares of our common stock as of March 31, 2021.

After giving further effect to the sale and issuance of 4,755,000 shares of our common stock in this offering at the public offering price of $47.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2021 would have been $484.4 million, or $9.74 per share. This represents an immediate increase in as adjusted net tangible book value per share of $3.62 to existing stockholders and immediate dilution of $37.26 in as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting the as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors. The as adjusted information below is illustrative only and will depend on the actual public offering price and other terms of this offering determined at pricing.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$47.00
Historical net tangible book value per share as of March 31, 2021	$6.12
Increase in as adjusted net tangible book value per share attributable to this offering	3.62

As adjusted net tangible book value per share after this offering		9.74

Dilution per share to new investors participating in this offering		$37.26

If the underwriters exercise their option in full to purchase 713,250 additional shares of common stock in this offering, our as adjusted net tangible book value per share after this offering would be $10.23, representing an immediate increase in as adjusted net tangible book value per share of $4.11 to existing stockholders and immediate dilution in as adjusted net tangible book value per share of $36.77 to investors participating in this offering, at the public offering price of $47.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table are based on 44,971,052 shares of our common stock outstanding as of March 31, 2021, including 91,676 shares of unvested common stock subject to repurchase by us assumes no exercise by Vertex of its option to purchase up to 49,928 shares in a concurrent private placement, and excludes:

•

4,083,054 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2018 Stock Option and Grant Plan, at a weighted average exercise price of $3.54 per share;

•

2,739,413 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2020 Stock Option and Incentive Plan, at a weighted average exercise price of $36.87 per share;

•	3,563,845 shares of common stock reserved for future issuance under our 2020 Stock Option and Incentive Plan as of March 31, 2021; and

•	445,653 shares of our common stock reserved for future issuance under the 2020 Employee Stock Purchase Plan as of March 31, 2021.

New investors will experience further dilution if new options or warrants are issued under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT

The following table sets forth information about each of our executive officers and directors as of June 21, 2021:

NAME	AGE	POSITION

Executive Officers

Nello Mainolfi, Ph.D.	42	Founder, President, Chief Executive Officer and Director

Bruce Jacobs, CFA, MBA	52	Chief Financial Officer

Jared Gollob, M.D.	57	Chief Medical Officer

Richard Chesworth, D.Phil.	51	Chief Scientific Officer

Elaine Caughey, MBA	51	Chief Business Officer

Non-Employee Directors

Bruce Booth, D.Phil.(3)	47	Founder, Chairman and Director

Jeffrey Albers, J.D., MBA(2)	49	Director

Steven Hall, Ph.D.(2)	66	Director

Joanna Horobin, M.B., Ch.B.(1)(3)	66	Director

Gorjan Hrustanovic, Ph.D.(3)	32	Director

Pamela Esposito, Ph.D.(1)(3)	47	Director

Donald W. Nicholson, Ph.D.(2)	64	Director

Elena Ridloff, CFA(1)	41	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Nello Mainolfi, Ph.D. Dr. Mainolfi has served as our co-founder, President, Chief Executive Officer and a member of our Board of directors since November 2019. Previously, Dr. Mainolfi served as President and Chief Scientific Officer from June 2019 to November 2019, Chief Scientific Officer from January 2019 to June 2019, Chief Technology Officer from October 2017 to January 2019, and Vice President of Drug Discovery from May 2016 to September 2017. Prior to founding Kymera Dr. Mainolfi was an entrepreneur in residence at Atlas Venture from January 2016 to June 2018 and has since transitioned to a role as an advisor. From January 2015 to April 2016, Dr. Mainolfi also held various roles at Raze Therapeutics, Inc., including as the Senior Director, Head of Drug Discovery from January 2016 to April 2016 and as Director, Head of Chemistry from January 2015 to January 2016. Prior to that, Dr. Mainolfi worked at the Novartis Institutes for Biomedical Research from October 2007 to January 2015, leading teams to identify multiple novel potential medicines that have entered clinical development across a series of disease areas. Dr. Mainolfi holds a Ph.D. from King’s College, University of London and a BSc from Queen Mary, University of London. We believe Dr. Mainolfi is qualified to serve as a member of our board of directors due to his significant history with the company, as well as his extensive experience in drug development and the life sciences industry.

Bruce Jacobs, CFA, MBA. Mr. Jacobs has served as our Chief Financial Officer since July 2019. Mr. Jacobs has more than 25 years of experience in health care financial services, investment banking and equity research. He was previously managing partner for Westfield Capital Management, or Westfield, a Boston-based equity investment firm from April 2004 to June 2019, also serving on Westfield’s management committee and as health care team lead. Mr. Jacobs graduated magna cum laude from the Wharton School of the University of Pennsylvania, earned a MBA from the Harvard Business School and is a Chartered Financial Analyst. Mr. Jacobs currently serves on the board of directors at Boys & Girls Clubs of Boston and is on the board of advisors for Life Sciences Cares.

Richard Chesworth, D.Phil. Dr. Chesworth has served as our Chief Scientific Officer since August 2020. Dr. Chesworth has more than 20 years of experience in the pharmaceutical and biotechnology industry and has contributed to the research and development programs of nine different compounds entering clinical trials. In February 2019, Dr. Chesworth joined Third Rock Ventures as an Entrepreneur-In-Residence where he focused on building new drug discovery and development companies. From December 2015 through January 2019, Dr. Chesworth served as Senior Vice President of Research of Epizyme, Inc., or Epizyme, a biopharmaceutical company, where he was responsible for pipeline activities from target selection to IND as well as nonclinical support of clinical candidates. Prior to that, he held various positions at Epizyme, including Vice President of Molecular Discovery, Executive Director of Molecular Discovery and Senior Director of Molecular Discovery. Prior to Epizyme, Dr. Chesworth held the positions of Director of Chemistry at EnVivo (Forum Pharmaceuticals), where he led the medicinal chemistry department, and Principal Scientist. Earlier in his career, from July 2004 to August 2005, Dr. Chesworth worked as a Principal Scientist at Surface Logix, and, from July 1997 to June 2004, at Pfizer working in the cardiovascular and metabolic disease group. Dr. Chesworth holds a BSc in Chemistry from Imperial College of Science, Technology and Medicine at the University of London and a D.Phil. in Chemistry from the University of Oxford.

Jared Gollob, M.D. Dr. Gollob has served as our Chief Medical Officer since September 2018. Prior to joining Kymera, Dr. Gollob was Vice President of Clinical Development and Global Vice President of Medical Affairs for Amyloidosis from June 2012 to August 2018 and Senior Director, Clinical Research from October 2007 to May 2012 at Alnylam Pharmaceuticals, Inc., where he led early and late stage clinical programs in infectious disease, oncology, and amyloidosis that provided that first proof of concept in humans for RNA interference therapeutics. Dr. Gollob has previously held academic positions at Harvard Medical School and Duke University School of Medicine, and was on staff at Dana-Farber Cancer Institute, Beth Israel Deaconess Medical Center and Duke University Medical Center, where he was engaged in both clinical and laboratory research in oncology and immunology. Dr. Gollob received his B.A. and M.D. from Columbia University and completed clinical training in internal medicine and medical oncology at Massachusetts General Hospital and the Dana-Farber Cancer Institute, respectively.

Elaine Caughey, MBA. Ms. Caughey has served as our Chief Business Officer since June 2021. Prior to joining Kymera, Ms. Caughey served as Chief Business Officer of Cygnal Therapeutics from December 2019 to April 2021, and as a consultant for The Blackstone Group from February 2019 to December 2019, where she executed and oversaw due diligence and commercial analyses in later stage life sciences investments. Prior to that, from February 2010 to November 2016, Ms. Caughey was in business development and corporate strategy at Biogen Inc., leading in-licensing, M&A and divestitures for the company’s research and development pipeline. At Biogen, she also was Head of Strategy & Operations, Global Market Access, responsible for market access strategy and execution across multiple sclerosis and neurodegenerative marketed products. Ms. Caughey holds a B.A. in Economics from Wellesley College and a MBA from the Harvard Business School.

Non-Employee Directors

Bruce Booth, D.Phil. Dr. Booth has served as Chairman of our board of directors and has been a member of our board of directors since September 2015. Dr. Booth was our co-founder, President and Chief Executive Officer from September 2015 to August 2017. Dr. Booth joined Atlas Venture in 2005, and currently serves as a partner of Atlas Venture. Previously, from 2004 to 2005, Dr. Booth was a principal at Caxton Health Holdings L.L.C., a healthcare-focused investment firm, where he focused on the firm’s venture capital activities. Dr. Booth currently serves on the board of several public and privately held companies, including Magenta Therapeutics,

Inc., AvroBio, Inc., Nimbus Therapeutics, LLC, HotSpot Therapeutics, Inc., Arkuda Therapeutics, Inc., Vigil Neurosciences, Inc. and Quench Therapeutics, Inc. Dr. Booth previously served on the boards of directors of Miragen Therapeutics, Inc. and Zafgen, Inc. Dr. Booth holds a D.Phil. in molecular immunology from Oxford University’s Nuffield Department of Medicine and a B.S. in biochemistry from Pennsylvania State University. Dr. Booth’s qualifications to sit on our board of directors include his extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development, and business strategy of multiple start-up companies in the life sciences sector.

Jeffrey Albers, J.D., MBA. Mr. Albers has been a member of our board of directors since July 2020. Mr. Albers has more than 15 years of experience bringing important new medicines to patients with cancer and rare diseases in leadership roles in the biopharmaceutical industry. In July 2014, he joined Blueprint Medicines Corp. as Chief Executive Officer and a member of the board of directors. He led the research-stage company through an initial public offering and now to a fully integrated, global biotechnology company. Mr. Albers previously served as President of Algeta ASA from January 2012 to April 2014, where he oversaw the successful commercial launch of a targeted cancer therapy prior to the company’s acquisition by Bayer. Prior to Algeta, he held senior commercial and corporate development positions at Genzyme (now a division of Sanofi) from July 2005 to November 2011, most recently as vice president of the U.S. hematology and oncology business unit. Earlier in his career from 2000 to 2005, Mr. Albers was a life sciences corporate attorney at Mintz Levin Cohn Ferris Glovsky & Popeo. He currently serves on the board of directors of Magenta Therapeutics, Inc., a publicly traded biotechnology company, and the Eastern New England Chapter of the American Cancer Society and is on the Board of Advisors for Life Sciences Cares. He holds a B.S. from Indiana University and an MBA and J.D. from Georgetown University. We believe that Mr. Albers is qualified to serve on our board of directors due to his broad leadership experience in the life sciences industry.

Steven Hall, Ph.D. Dr. Hall has been a member of our board of directors since August 2017. From May 2009 until December 2020, Dr. Hall served as a general partner at Lilly Ventures Management Company, LLC. In addition, Dr. Hall currently serves as President and Chief Executive Officer of Esanex, Inc. Dr. Hall has held multiple research management positions, at companies including Serenex, Inc., Eli Lilly and Company, Sphinx Inc, and Bristol Myers Squibb Company. Dr. Hall is the author of more than forty papers and sixty patents. Dr. Hall has served on the board of several privately held life sciences companies, as well as two public companies, Cerulean, Inc. and FORMA Therapeutics, Inc. Dr. Hall holds a B.S. in chemistry from Central Michigan University and a Ph.D. in organic chemistry from Massachusetts Institute of Technology. We believe that Dr. Hall is qualified to serve on our board of directors due to his broad experience in the life sciences industry as a venture capitalist, director and senior executive.

Joanna Horobin, M.B., Ch.B. Dr. Horobin has served as a member of our board of directors since May 2018. Dr. Horobin served as the Senior Vice President and Chief Medical Officer of Idera Pharmaceuticals, Inc., or Idera, a publicly traded clinical-stage biopharmaceutical company focused on the clinical development, and ultimately the commercialization, of drug candidates for both oncology and rare disease indications, from November 2015 until July 2019. Prior to joining Idera, Dr. Horobin served as the Chief Medical Officer of Verastem, Inc., a publicly traded biopharmaceutical company focused on developing and commercializing medicines to improve the survival and quality of life of cancer patients, from September 2012 to July 2015. Dr. Horobin currently serves as a non-executive director of Nordic Nanovector ASA (publicly traded on the Oslo Stock Exchange), a member of the board of directors of Liquidia Corporation, a publicly traded biotechnology company, a member of the board of Vyant Bio, Inc., a publicly traded biotechnology company, and chair of the board of directors of iOnctura SA. Dr. Horobin received her medical degree from the University of Manchester, England. We believe Dr. Horobin is qualified to serve on our board of directors due to her extensive industry experience and knowledge in drug development and commercialization.

Gorjan Hrustanovic, Ph.D. Dr. Hrustanovic has served as a member of our board of directors since March 2020. Dr. Hrustanovic is a Managing Director at BVF Partners L.P. where he focuses on biotechnology and therapeutic investments. Dr. Hrustanovic is a member of the board of directors of Olema Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, and serves as a member on the boards of directors of several privately held companies, including Rain Therapeutics, Inc. Dr. Hrustanovic received his B.S. in molecular biology and economics/management science from the University of California, San Diego and a Ph.D. in Biomedical Sciences, Cancer Biology and Cell Signaling from the University of California, San Francisco. We believe Dr. Hrustanovic is qualified to serve as a member of our board of directors due to his experience in the life sciences industry as a venture capitalist and a director.

Pamela Esposito, Ph.D. Dr. Esposito has served as a member of our board of directors since September 2020. She has served as Chief Business Officer of Replimune Group, Inc. since 2015. Dr. Esposito is also a member of the board of directors of Accent Therapeutics, a private oncology company. Previous to her position at Replimune, she was Chief Business Officer at Ra Pharmaceuticals, Inc. from 2013 to 2015. As a member of Ra Pharmaceuticals, Inc.’s senior management team, Dr. Esposito played a leadership role in strategy, helping Ra Pharmaceuticals, Inc. transform from a discovery platform to a clinical-stage company. Prior to Ra Pharmaceuticals, Inc., from 2010 to 2011, she was Vice President of Business Development at BioVex Group, Inc. Dr. Esposito earned a Ph.D. in Pharmacology from Tufts University School of Medicine in 2002 and a B.A. in Biochemistry/Molecular Biology from Dartmouth College. We believe Dr. Esposito is qualified to serve on our board of directors because of her extensive experience in the life sciences industry in operational roles for high-growth life science companies.

Donald W. Nicholson, Ph.D. Dr. Nicholson has served as a member of our board of directors since November 2017. Dr. Nicholson is the former chief executive officer of Nimbus Therapeutics, LLC, or Nimbus, serving from August 2014 to October 2018. Prior to joining Nimbus, Dr. Nicholson held various strategic, leadership and operational roles in diverse therapeutic areas, including respiratory, inflammation, immunology, bone, endocrine, urology, infectious disease and neurosciences at Merck from April 1998 to July 2013. Dr. Nicholson has co-authored more than 150 publications in peer-reviewed scientific and medical journals and is internally recognized for his contributions to the field of apoptotic cell death. He also serves as a member on the board of directors of Generation Bio and is chairman of the board of Disc Medicine, Jnana Therapeutics and NodThera. Dr. Nicholson received his Ph.D. and an Honors B.Sc. degree in Biochemistry from the University of Western Ontario, and trained as a Medical Research Council postdoctoral fellow at the University of Munich in Germany. We believe Dr. Nicholson is qualified to serve as a member of our board of directors due to his extensive experience in leadership positions throughout the life sciences industry and his strong scientific background.

Elena Ridloff, CFA. Ms. Ridloff has served as a member of our board of directors since March 2021. Ms. Ridloff is presently the Executive Vice President, Chief Financial Officer of ACADIA Pharmaceuticals Inc. (ACADIA), a publicly traded pharmaceutical company. Ms. Ridloff joined ACADIA in April 2018 as Senior Vice President, Investor Relations, where she led investor and financial communications activities, and, since October 2018, Ms. Ridloff has served as Chief Financial Officer. Before that, Ms. Ridloff held various roles at Alexion Pharmaceuticals, Inc. (Alexion), including Executive Director, Investor Relations from April 2014 to January 2016, and Vice President, Investor Relations from January 2016 to March 2018. Ms. Ridloff also served as a member of Alexion’s Operating Committee. While at Alexion, Ms. Ridloff was responsible for building and leading an investor relations function. Prior to joining Alexion, Ms. Ridloff served as the Chief Executive Officer and Managing Member of BIOVISIO, an independent consulting firm providing strategic, financial and investor relations counsel to the life sciences industry, from January 2012 to April 2014. Ms. Ridloff also serves as a member on the board of directors of Kronos Bio, Inc. (Nasdaq: KRON). Ms. Ridloff also spent over a decade as an institutional investor and from July 2005 to January 2012 served as Managing Director at Maverick Capital, a hedge fund, where she was responsible for investments in the biotechnology, pharmaceutical, medical device and life science sectors. Ms. Ridloff earned her B.A. in history and sociology of science from the University of Pennsylvania, and is a Chartered Financial Analyst. We believe Ms. Ridloff is qualified to serve on our board of directors due to her financial and accounting expertise and her experience in the finance and life sciences industries.

Composition of Our Board of Directors

Our board consists of 9 members. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our fourth amended and restated certificate of incorporation and second amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Our common stock is listed for trading on The Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In March of 2021, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except Dr. Mainolfi, are independent directors, including for purposes of Nasdaq and SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. We expect that the composition and functioning of our board of directors and each of our committees will continue to comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. There are no family relationships among any of our directors or executive officers. Dr. Mainolfi is not an independent director under these rules because he is currently employed as the chief executive officer of our company.

We have adopted a policy that outlines a process for our securityholders to send communications to the board of directors.

Staggered Board

In accordance with the terms of our fourth amended and restated certificate of incorporation and second amended and restated bylaws, our board of directors is divided into three staggered classes of directors and each director is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

•	Our Class I directors are Pamela, Esposito, PhD., Gorjan Hrustanovic, Ph.D., and Donald Nicholson, Ph.D.;

•	Our Class II directors are Steven Hall, Ph.D., Jeffrey Albers, J.D., MBA, and Joanna Horobin, M.B., Ch.B.; and

•	Our Class III directors are Nello Mainolfi, Ph.D., Elena Ridloff, CFA and Bruce Booth, D.Phil.

Our fourth amended and restated certificate of incorporation and second amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

Board Leadership Structure and Board’s Role in Risk Oversight

Dr. Booth is our current chairperson of our board of directors. We believe that separating the positions of chief executive officer and chairperson of the board of directors allows our chief executive officer to focus on our day-to-day business, while allowing a chairperson of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairperson, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our chairperson and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. We believe that the composition and functioning of all of our committees comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that are applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter is posted on the investor relations portion of our website at www.kymeratx.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Pamela, Esposito, PhD., Joanna Horobin, M.B., Ch.B. and Elena Ridloff, CFA serve on the audit committee, which is chaired by Ms. Ridloff. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•

monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Ms. Ridloff qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Ms. Ridloff has previously had with public reporting companies. Our board of directors has determined that all of the directors that are members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Jeffrey Albers, J.D., MBA, Steven Hall, Ph.D. and Donald Nicholson, Ph.D. serve on the compensation committee, which is chaired by Steven Hall, Ph.D. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and recommending to the board of directors any grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Bruce Booth, D.Phil., Pamela Esposito, Ph.D., Joanna Horobin, M.B., Ch.B. and Gorjan Hrustanovic, Ph.D. serve on the nominating and corporate governance committee, which is chaired by Bruce Booth, D.Phil. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

In 2020, the compensation committee consisted of Steven Hall, Ph.D., Donald W. Nicholson, Ph.D. and, following our initial public offering in August 2020, Jeffrey Albers. None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

Our board of directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.kymeratx.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Executive Compensation Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company and a smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal years ended December 31, 2020 and 2019 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers are:

•	Nello Mainolfi, Ph.D., our Founder, President and Chief Executive Officer;

•	Richard Chesworth, Ph.D., our Chief Scientific Officer; and

•	Jared Gollob, M.D., our Chief Medical Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock and stock options. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2020 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total($)
Nello Mainolfi, Ph.D.	2020	453,619	—	2,845,382	379,000	—	3,678,001
Founder, President and Chief Executive Officer	2019	362,472	—	1,304,199	142,061	—	1,808,732

Richard Chesworth, Ph.D.	2020	144,946	—	4,329,297	60,000	—	4,534,243
Chief Scientific Officer(1)	—	—	—	—	—	—	—

Jared Gollob, M.D.	2020	383,210	—	875,506	194,000	—	1,452,716
Chief Medical Officer	2019	344,908	—	229,908	113,383	—	688,199

(1)

Dr. Chesworth’s employment with us commenced on August 17, 2020. His annualized base salary for 2020 was $382,000 and the amount reported represents the compensation he received during his partial year of service for fiscal year ended December 31, 2020.

(2)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during the fiscal year ended December 31, 2020, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 of our consolidated financial statements incorporated by reference into this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.
(3)

The amounts reported reflect annual bonuses paid to our named executive officers based on achievement of clinical, scientific and corporate development goals and individual performance for the fiscal year ended December 31, 2020 and 2019.

Narrative to the 2020 Summary Compensation Table

Our Board of Directors and Compensation Committee review compensation annually for all employees, including our executives. In setting executive base salaries and annual incentives and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, internal equity, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to Kymera. We target a general competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, annual incentives or long-term incentives.

Our Compensation Committee is responsible for determining the compensation for all executives other than the chief executive officer and our Board of Directors, with the recommendation of the Compensation Committee, is responsible for determining the compensation of our chief executive officer. Our Compensation Committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all executives other than the chief executive officer. Based on those discussions and its discretion, taking into account the factors noted above, the Compensation Committee then sets the compensation for each executive officer other than the chief executive officer and recommends the compensation for the chief executive officer to our Board of Directors for approval. Our Board of Directors discusses the Compensation Committee’s recommendation and ultimately approves the compensation of our chief executive officer without members of management present.

In 2020, the Compensation Committee retained the services of Radford, as its external independent compensation consultant. Our Board of Directors and the Compensation Committee considered Radford’s input on certain compensation matters as they deemed appropriate.

Base Salaries

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Bonus

For the fiscal year ended December 31, 2020, each of our named executive officers was eligible to earn an annual bonus based on the achievement of certain clinical and corporate development goals and individual performance. The compensation committee approved a corporate multiplier for the 2020 annual incentive at 115% in light of our achievement of financing, business development, clinical, research and corporate development goals. The annual bonus earned by each named executive officer with respect to the fiscal year ended December 31, 2020 is reported under the “Non-Equity Incentive Plan Compensation” column in the “2020 Summary Compensation Table” above.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During the fiscal year ended December 31, 2020, we granted our named executive officers certain options to purchase shares of our common stock, as described in more detail in the “Outstanding Equity Awards at 2020 Fiscal Year-end” table below.

Employment Arrangements with our Named Executive Officers

In connection with our initial public offering in August 2020, we entered into employment agreements with each of Dr. Mainolfi, Dr. Chesworth and Dr. Gollob that provide for specified payments and benefits in connection with a termination of employment in certain circumstances. Our goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that the named executive officers will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment in certain circumstances are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally. The employment agreements with our named executive officers will require the named executive officers to execute a separation agreement containing a general release of claims in favor of us to receive any severance payments and benefits. The material terms of the employment agreements we intend to enter into with Dr. Mainolfi, Dr. Chesworth and Dr. Gollob are summarized below.

Nello Mainolfi, Ph.D.

Under the employment agreement we entered into with Dr. Mainolfi in August 2020, or the Mainolfi Employment Agreement, Dr. Mainolfi serves as our Founder, President and Chief Executive Officer on an at-will basis. Dr. Mainolfi’s current annual base salary is $568,500, which is subject to periodic review and adjustment, and he will be eligible to earn an annual bonus with a target amount equal to 50% of his base salary. Dr. Mainolfi is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Mainolfi Employment Agreement, in the event that his employment is terminated by us without “cause” or Dr. Mainolfi resigns for “good reason” (as each term is defined in the Mainolfi Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive base salary continuation for twelve (12) months following termination, (ii) subject to Dr. Mainolfi’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Mainolfi had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Mainolfi’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Mainolfi’s COBRA health continuation period, and (iii) acceleration of 25% of the unvested portion of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Mainolfi as of immediately prior to our initial public offering in August 2020.

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Mainolfi’s employment is terminated by us without cause or Dr. Mainolfi resigns for good reason, in either case within three (3) months prior to, on or within twelve (12) months following a “change in control” (as defined in the Mainolfi Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to 1.5 times the sum of (A) Dr. Mainolfi’s then-current annual base salary (or Dr. Mainolfi’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Dr. Mainolfi’s target annual cash incentive compensation for the year of termination (or Dr. Mainolfi’s target annual cash incentive compensation in effect immediately prior to the change in control, if higher), (ii) subject to Dr. Mainolfi’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Mainolfi had he remained employed with us until the earliest of (A) eighteen (18) months following termination, (B) Dr. Mainolfi’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Mainolfi’s COBRA health continuation period, and (iii) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Mainolfi shall be accelerated.

The payments and benefits provided to Dr. Mainolfi in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and may subject Dr. Mainolfi to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Mainolfi in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Mainolfi.

Richard Chesworth, Ph.D.

Under the employment agreement we entered into with Dr. Chesworth in August 2020, or the Chesworth Employment Agreement, Dr. Chesworth serves as our Chief Scientific Officer on an at-will basis. Dr. Chesworth’ current annual base salary is $387,000 which is subject to periodic review and adjustment, and he will be eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Dr. Chesworth is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Chesworth Employment Agreement, in the event that his employment is terminated by us without “cause” or Dr. Chesworth resigns for “good reason” (as each term is defined in the Chesworth Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) base salary continuation for nine (9) months following termination, and (ii) subject to Dr. Chesworth’ copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Chesworth had he remained employed with us until the earliest of (A) nine (9) months following termination, (B) Dr. Chesworth’ eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Chesworth’ COBRA health continuation period.

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Chesworth’ employment is terminated by us without cause or Dr. Chesworth resigns for good reason, in either case on or within twelve (12) months following a “change in control” (as defined in the Chesworth Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one (1) times the sum of (A) Dr. Chesworth’ then-current annual base salary (or Dr. Chesworth’ annual base salary in effect immediately prior to the change in control, if higher) plus (B) Dr. Chesworth’ target annual cash incentive compensation for the year of termination (or Dr. Chesworth’ target annual cash incentive compensation in effect immediately prior to the change in control, if higher), (ii) subject to Dr. Chesworth’ copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Chesworth had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Chesworth’ eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Chesworth’ COBRA health continuation period, and (iii) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Chesworth shall be accelerated.

The payments and benefits provided to Dr. Chesworth in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code and may subject Dr. Chesworth to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Chesworth in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Chesworth.

Jared Gollob, M.D.

Under the employment agreement we enter into with Dr. Gollob in August 2020, or the Gollob Employment Agreement, Dr. Gollob serves as our Chief Medical Officer on an at-will basis. Dr. Gollob’s current annual base salary is $431,000, which is subject to periodic review and adjustment, and will be eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Dr. Gollob is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Gollob Employment Agreement, in the event that his employment is terminated by us without “cause” or Dr. Gollob resigns for “good reason” (as each term is defined in the Gollob Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) base salary continuation for nine (9) months following termination, and (ii) subject to Dr. Gollob’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Gollob had he remained employed with us until the earliest of (A) nine (9) months following termination, (B) Dr. Gollob’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Gollob’s COBRA health continuation period.

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Gollob’s employment is terminated by us without cause or Dr. Gollob resigns for good reason, in either case on or within twelve (12) months following a “change in control” (as defined in the Gollob Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one (1) times the sum of (A) Dr. Gollob’s then-current annual base salary (or Dr. Gollob’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Dr. Gollob’s target annual cash incentive compensation for the year of termination (or, Dr. Gollob’s target annual cash incentive compensation in effect immediately prior to the change in control, if higher), (ii) subject to Dr. Gollob’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Gollob had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Gollob’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Gollob’s COBRA health continuation period, and (iii) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Gollob shall be accelerated.

The payments and benefits provided to Dr. Gollob in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code and may subject Dr. Gollob to an excise tax under Section 4999 of the Code. If the payments or benefits payable to

Dr. Gollob in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Gollob.

In addition, each of our named executive officers previously entered into our standard confidential information, invention assignment, nonsolicitation and noncompetition agreement, which continues to remain in effect and contains protections of confidential information, requires the assignment of inventions and contains other restrictive covenants.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

			Option Awards							Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Nello Mainolfi, Ph.D.	5/23/2019	2/7/2019	79,028	(1)	93,396	(1)	—	2.08	5/22/2029	—		—
Founder, President and Chief Executive Officer	11/14/2019	11/14/2019	168,538	(1)	453,742	(1)	—	2.08	11/13/2029	—		—
	11/14/2019	8/21/2020	292,725	(2)	—	(2)	—	2.08	11/13/2029	—		—
	5/14/2020	5/14/2020	44,804	(1)	262,425	(1)	—	5.33	5/13/2030	—		—
	5/14/2020	8/21/2020	76,493	(2)	—	(2)	—	5.33	5/13/2030	—		—
	8/20/2020	8/20/2020	10,449	(1)	114,950	(1)	—	20.00	8/19/2030	—		—
Richard Chesworth, Ph.D.	8/20/2020	8/17/2020	0	(3)	351,119	(3)	—	20.00	8/19/2030	—		—
Chief Scientific Officer
Jared Gollob, M.D.	11/1/2018	9/12/2018	—		—		—	—	—	47,051	(4)	2,917,162
Chief Medical Officer	11/1/2018	9/12/2018	39,381	(3)	30,626	(3)	—	1.31	10/31/2028	—		—
	5/23/2019	2/7/2019	63,442	(1)	74,973	(1)	—	2.08	5/22/2029	—		—
	5/14/2020	5/14/2020	12,166	(1)	71,224	(1)	—	5.33	5/13/2030	—		—
	8/20/2020	8/20/2020	4,078	(1)	44,864	(1)	—	20.00	8/19/2030	—		—

(1)

The shares subject to this stock option vest in 48 equal monthly installments following the vesting commencement date, subject to the named executive officer’s continued service with us through the applicable vesting date.

(2)	The shares subject to this stock option vested in full upon the achievement of specified performance criteria on August 21, 2020.
(3)

The shares subject to this stock option vest as to 25% on the first anniversary of the vesting commencement date, and as to the remaining 75% in 36 equal monthly installments following the first anniversary of the vesting commencement date, subject to the named executive officer’s continued service with us through the applicable vesting date.

(4)

The 47,051 shares subject to this restricted stock award vest as to 25% on the first anniversary of the vesting commencement date, and as to the remaining 75% in 36 equal monthly installments following the first anniversary of the vesting commencement date, in each case subject to Dr. Gollob’s continued service with us through the applicable vesting date.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2018 Stock Option and Grant Plan

Our 2018 Plan was approved by our board of directors and our stockholders in October 2018 and was most recently amended in March 2020. Under the 2018 Plan, as amended through the date hereof, we have reserved for issuance an aggregate of 6,050,399 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of common stock available for issuance under the 2018 Plan. Such shares will be added to the shares of common stock available under the 2020 Stock Option and Incentive Plan, or the 2020 Plan.

Our board of directors has acted as administrator of the 2018 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan. Persons eligible to participate in the 2018 Plan are those employees, officers and directors of, and consultants and advisors to, our company as selected from time to time by the administrator in its discretion.

The 2018 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The per share exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2018 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock, and restricted stock units.

The 2018 Plan provides that upon the occurrence of a “sale event,” as defined in the 2018 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2018 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

Additionally, the 2018 Plan provides for certain drag along rights pursuant to which grantees may be obligated to, on the request of the Required Holders (as defined in our certificate of incorporation as amended and in effect from time to time), sell, transfer and deliver, or cause to be sold, transferred and delivered, to a buyer, their shares in the event the majority shareholders determine to enter into a sale event with a buyer.

The board of directors may amend or discontinue the 2018 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2018 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2018 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

The 2018 Plan will terminate automatically upon the earlier of 10 years from the date on which the 2018 Plan was initially adopted by our board of directors or 10 years from the date the 2018 Plan was initially approved by our stockholders. As of March 31, 2021, options to purchase 4,083,054 shares of common stock were outstanding under the 2018 Plan. Our board of directors has determined not to make any further awards under the 2018 Plan following the closing of our initial public offering in August 2020.

2020 Stock Option and Incentive Plan

Our 2020 Plan was adopted by our board of directors and approved by our stockholders in August 2020 and became effective in connection with our initial public offering in August 2020. The 2020 Plan replaced the 2018 Plan as our board of directors has determined not to make additional awards under the 2018 Plan following the closing of our initial public offering. However, the 2018 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan allows the us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved 4,457,370 shares of our common stock for the issuance of awards under the 2020 Plan, or the Initial Limit. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase on January 1, 2021 and each January 1 thereafter, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. On January 1, 2021, the number of shares of common stock available for issuance under the 2020 Plan was automatically increased by 1,783,691 shares.

The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2020 Plan and the 2018 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2020 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 1,880,996 shares of common stock.

The grant date fair value of all awards made under our 2020 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed

$750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2020 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. Persons eligible to participate in the 2020 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights under the 2020 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.

Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2020 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan require the approval of our stockholders. The administrator of the 2020 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

No awards may be granted under the 2020 Plan after the date that is 10 years from the effective date of the 2020 Plan. As of March 31, 2021, options to purchase 2,739,413 shares of common stock were outstanding under the 2020 Plan.

2020 Employee Stock Purchase Plan

Our 2020 ESPP was adopted by our board of directors and approved by our stockholders in August 2020 and became effective in connection with our initial public offering. The 2020 ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The 2020 ESPP initially reserves and authorizes the issuance of up to a total of 445,653 shares of common stock to participating employees. The 2020 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter through January 1, 2030, by the least of (i) 438,898 shares of common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2020 ESPP. On January 1, 2021, the number of shares of common stock available for issuance under the 2020 ESPP was automatically increased by 438,898 shares. The number of shares reserved under the 2020 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who are customarily employed by us or one of our designated subsidiaries and who have completed at least 30 days of employment are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2020 ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2020 ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than $25,000 worth of common stock (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2020 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2020 ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the 2020 ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In August 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for periodic annual cash bonus payments based upon the attainment of company and individual performance targets established by our compensation committee. The payment targets will be related to financial, clinical and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); achievement of specified research and development, publication, clinical, regulatory and/or commercial regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency, customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of another company or companies or a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We participate in a retirement savings plan, or 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who are at least 21 years of age are generally eligible to participate in the 401(k) plan, subject to certain criteria. We have implemented a safe harbor match under our 401(k) plan of 100% of the first 3% and 50% of the next 2%, for a total match of 4% of the first 5%. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We have the ability to make discretionary contributions under the plan but did not make any contributions in 2019 or 2020.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our fourth amended and restated certificate of incorporation and second amended and restated bylaws, both of which became effective in connection with our initial public offering in August 2020, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation also authorizes us to indemnify our directors to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020 for their services as members of the board of directors. Amounts paid to Dr. Mainolfi, our Founder, President and Chief Executive Officer and a director are presented above in the “2020 Summary Compensation Table.” Dr. Mainolfi did not receive any compensation for his services as a director for the fiscal year ended December 31, 2020.

2020 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Bruce Booth, D.Phil.(2)	26,527	487,543	514,070
Steven Hall, Ph.D.(3)	16,352	487,543	503,895
Andrew Hedin(4)	18,169	487,543	505,712
Joanna Horobin, M.B., Ch.B.(5)	26,612	559,519	586,131
Jeffrey Albers(6)	19,556	686,923	706,479
Wei Li, Ph.D.(7)	—	—	—
Donald W. Nicholson, Ph.D.(8)	24,250	559,519	583,769
Christopher O’Donnell, Ph.D.(9)	—	—	—
Gorjan Hrustanovic, Ph.D.(10)	14,172	487,543	501,715
Pamela Esposito, Ph.D.(11)	12,680	720,681	733,361

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during the fiscal year ended December 31, 2020, calculated in accordance with FASB, ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 2 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the stock options or any sale of the underlying shares of common stock.

(2)	As of December 31, 2020, Dr. Booth held stock options to purchase 40,127 shares of common stock.
(3)	As of December 31, 2020, Dr. Hall held stock options to purchase 40,127 shares of common stock.
(4)	As of December 31, 2020, Mr. Hedin held stock options to purchase 40,127 shares of common stock. Mr. Hedin’s term as a director ended on June 16, 2021.
(5)	As of December 31, 2020, Dr. Horobin held stock options to purchase 130,585 shares of common stock.
(6)	As of December 31, 2020, Mr. Albers held stock options to purchase 71,476 shares of common stock.
(7)	Dr. Li resigned from the board of directors on August 20, 2020.
(8)	As of December 31, 2020, Dr. Nicholson held stock options to purchase 105,329 shares of common stock and 5,788 unvested shares of restricted stock.
(9)	Dr. O’Donnell resigned from the board of directors on August 20, 2020.
(10)	As of December 31, 2020, Dr. Hrustanovic held stock options to purchase 40,127 shares of common stock.
(11)	As of December 31, 2020, Dr. Esposito held stock options to purchase 40,127 shares of common stock.

Non-Employee Director Compensation Policy

In connection with our initial public offering, we implemented a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive the following cash retainer:

Annual Retainer
Board of Directors:
Members	$35,000
Retainer for non-executive chair	$65,000
Audit Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000
Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$4,000
Retainer for chair	$8,000

In addition, the non-employee director compensation policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase 40,127 shares of our common stock, or the Initial Grant. The Initial Grant will vest in 36 equal monthly installments over three years from the grant date, subject to continued service as a director through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders, each non-employee director who continues as a non-employee director following such meeting will be granted an option to purchase 20,063 shares of our common stock, or the Annual Grant. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company.

The grant date fair value of all equity awards and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2018, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private Placements of Securities

Restricted Stock Awards

In November 2018, in connection with the Reorganization, we granted 1,182,985 shares of restricted common stock to holders of Kymera LLC’s outstanding non-voting incentive units with a $0.00 strike price and outstanding non-voting incentive units with $0.30 strike price. Dr. Gollob, our Chief Medical Officer, was issued a total of 107,547 shares of restricted common stock upon conversion of 283,183 non-voting incentive units with a $0.30 strike price. Dr. Mainolfi, our Founder, President and Chief Executive Officer as well as a member of our board of directors, was issued a total of 376,199 shares of restricted common stock upon conversion of 600,000 common units.

Series B Convertible Preferred Stock Financing

In November 2018 we sold an aggregate of 16,009,845 shares of our Series B convertible preferred stock at a purchase price of $4.06 per share for aggregate gross proceeds of $65.0 million. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK	TOTAL PURCHASE PRICE
Atlas Venture Fund X, L.P.(1)	1,477,832	$5,999,997.92
Bessemer Venture Partners (Affiliated Entities)(2)	2,463,054	$9,999,999.24
Lilly Ventures Fund I, LLC(3)	985,220	$3,999,993.20
Pfizer Inc.(4)	2,463,054	$9,999,999.24
6 Dimensions Capital (Affiliated Entities)(5)	2,463,054	$9,999,999.24

(1)

Atlas Fund X and AVOF I are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas. Dr. Booth is a partner at Atlas and a member of our board of directors.

(2)

Bessemer Venture Partners IX L.P., or BVP IX, and Bessemer Venture Partners IX Institutional L.P., or BVP IX Institutional, collectively hold five percent or more of our capital stock. BVP IX and BVP IX Institutional are affiliate funds of Bessemer Venture Partners, or Bessemer. Andrew Hedin is a Principal of Bessemer and a former member of our board of directors who did not stand for re-election at our annual meeting of stockholders in June 2021. Deer IX & Co. L.P., or Deer IX L.P., is the general partner of the Bessemer Entities, and Deer IX & Co. Ltd., or Deer IX Ltd., is the general partner of Deer IX L.P. David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine, Adam Fisher and Robert M. Stavis are the directors of Deer IX Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer IX Ltd. acting as an investment committee.

(3)

Lilly Fund I was a holder of five percent or more of our capital stock as of the date of this transaction. Lilly Fund I is an affiliate fund of LVMG. Dr. Hall is an affiliate of LVMG and a member of our board of directors.

(4)	Pfizer Inc., or Pfizer, became a holder of five percent or more of our capital stock as of the date of this transaction. Pfizer is an affiliate fund of Pfizer Ventures.

(5)

6 Dimensions Capital, L.P., or 6D Capital, and its affiliate fund, 6 Dimensions Affiliates Fund, L.P., or 6D Affiliates, became holders of five percent or more of our capital stock as of the date of this transaction. 6D Capital and 6D Affiliates are affiliate funds of 6 Dimensions Capital.

Series B-1 Convertible Preferred Stock Financing

In May 2019 we sold an aggregate of 3,059,695 shares of our Series B-1 convertible preferred stock to Vertex Pharmaceuticals Incorporated, or Vertex, at a purchase price of $6.5366 per share for aggregate gross proceeds of $20.0 million. Vertex is a holder of five percent or more of our capital stock. We have entered into a Master Collaboration Agreement with Vertex. See the section entitled “Business—Collaborations—Master Collaboration Agreement with Vertex Pharmaceuticals Incorporated” appearing elsewhere in this prospectus for more information.

Series C Convertible Preferred Stock Financing

In March 2020 we sold an aggregate of 15,527,943 shares of our Series C convertible preferred stock at a purchase price of $6.5366 per share for aggregate gross proceeds of $101.5 million. The following table summarizes purchases of our Series C convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES C PREFERRED STOCK	TOTAL PURCHASE PRICE
Atlas Venture Opportunity Fund I, L.P.(1)	1,774,624	$11,600,007.24
Bessemer Venture Partners (Affiliated Entities)(2)	336,566	$2,199,997.32
Pfizer Inc.(3)	336,566	$2,199,997.32
6 Dimensions Capital (Affiliated Entities)(4)	336,566	$2,199,997.33
Vertex Pharmaceuticals Incorporated(5)	887,311	$5,799,997.09

(1)

Atlas Fund X and AVOF I are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas. Dr. Booth is a partner at Atlas and a member of our board of directors.

(2)

BVP IX and BVP IX Institutional collectively became holders of five percent or more of our capital stock as of the date of this transaction. BVP IX and BVP IX Institutional are affiliate funds of Bessemer. Mr. Hedin is a Principal of Bessemer and a former member of our board of directors. Deer IX L.P. is the general partner of the Bessemer Entities, and Deer IX Ltd. is the general partner of Deer IX L.P. David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine, Adam Fisher and Robert M. Stavis are the directors of Deer IX Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer IX Ltd. acting as an investment committee.

(3)	Pfizer was a holder of five percent or more of our capital stock as of the date of this transaction. Pfizer is an affiliate fund of Pfizer Ventures.
(4)

6D Capital and 6D Affiliates together were holders of five percent or more of our capital stock as of the date of this transaction. 6D Capital and 6D Affiliates are affiliate funds of 6 Dimensions Capital.

(5)	Vertex is a holder of five percent or more of our capital stock. We have entered into a Master Collaboration Agreement with Vertex.

Initial Public Offering and Concurrent Private Placement

In August 2020, in connection with our initial public offering, we sold an aggregate of 9,987,520 shares of our common stock, including full exercise of the underwriters’ over-allotment option to purchase an additional 1,302,720 shares, at a public offering price of $20.00 per share. The aggregate gross proceeds before deducting underwriting discounts and commissions and other estimated offering expenses payable by us were approximately $199.8 million. The following table summarizes purchases of our shares of common stock by related persons in connection with our initial public offering:

STOCKHOLDER	SHARES OF COMMON STOCK	TOTAL PURCHASE PRICE
BVF Partners L.P. (Affiliated Entities)(1)	1,000,000	$20,000,000

(1)

Funds affiliated with BVF Partners L.P are holders of five percent or more of our capital stock. Gorjan Hrustanovic, Ph.D. is affiliates with BVF Partners L.P. and is a member of our board of directors.

Concurrent with our initial public offering, we sold 676,354 shares of common stock at $20.00 per share in a private placement to Vertex for aggregate gross proceeds of $13,527,080.

Management and Consulting Services

During the years ended December 31, 2018 and 2019, we received consulting, advisory and related services from Atlas, in the amount of $133,394 and $480, respectively. Atlas, through its affiliates Atlas Fund X and AVOF I, has a greater than five percent ownership interest in us. Bruce Booth, D.Phil., is a partner at Atlas and a Founder of our company and a member of our board of directors. These consulting fees were paid to Atlas in amounts mutually agreed upon in advance by us and Atlas in consideration of certain strategic and ordinary course business operations services, and such services were provided to us on an as-needed basis, from time to time and at our request, by individuals affiliated with Atlas. Such fees were payable pursuant to invoices submitted to us by Atlas from time to time. None of these consulting fees were paid directly to Dr. Booth. The consulting fees paid to Atlas did not exceed five percent of the consolidated gross revenue of Atlas during any of these fiscal years.

Vertex Collaboration Agreement

On May 9, 2019, we entered into a collaboration agreement with Vertex setting forth a strategic research and development program between the parties to advance small molecule protein degraders against multiple targets. As initial consideration for the collaboration, Vertex paid us $70 million upfront, which amount included a $20 million equity investment in us through the purchase of 3,059,695 shares of our Series B-1 convertible preferred stock. Vertex holds five percent or more of our capital stock. See the section entitled “Business—Collaborations—Master Collaboration Agreement with Vertex Pharmaceuticals Incorporated” appearing elsewhere in this prospectus for more information.

Participation Agreements

On May 9, 2019, we entered into a participation agreement with Vertex granting Vertex the right to purchase shares of our common stock in a private placement that would close concurrently with our initial public offering and to purchase shares of our common stock in connection with any follow-on offering (as defined in the participation agreement) consummated prior to May 9, 2023. Vertex is a holder of five percent or more of our capital stock.

On March 11, 2020, we entered into participation agreements with funds affiliated with BVF Partners L.P. granting such funds the right to purchase shares of our common stock in connection with any follow-on offering (as defined in the participation agreement) consummated prior to August 25, 2024. Funds affiliated with BVF Partners L.P. collectively hold five percent or more of our capital stock.

On March 11, 2020, we entered into participation agreements with funds affiliated with Redmile Group, LLC granting such funds the right to purchase shares of our common stock in connection with any follow-on offering (as defined in the participation agreement) consummated prior to August 25, 2024. Funds affiliated with Redmile Group, LLC collectively hold five percent or more of our capital stock.

Agreements with Stockholders

In connection with our Series C convertible preferred stock financing, we entered into investors’ rights, voting and right of first refusal and co-sale agreements as well as management rights letters containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. The management rights letters provide for certain information rights and rights to consult with our management. These stockholder agreements and the management rights letters terminated upon the closing of our initial public offering in August 2020, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Registration Rights” in the description of our common stock contained in Exhibit 4.3 to our Annual Report on Form 10-K incorporated by reference in this prospectus.

Indemnification Agreements

In connection with our initial public offering in August 2020, we entered into new agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to our initial public offering in August 2020, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who must approve the transaction in good faith.

In connection with our initial public offering in August 2020, we adopted a written related party transactions policy that provides that such transactions must be approved by our audit committee. This policy became effective on August 20, 2020. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 31, 2021 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•	each of our named executive officers;

•	each of our current directors; and

•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on 44,971,052 shares of common stock outstanding as of March 31, 2021. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on 49,726,052 shares of our common stock to be outstanding after this offering, including the 4,755,000 shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares and no exercise by Vertex of its option to purchase up to 49,928 shares in a concurrent private placement.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of March 31, 2021 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o 200 Arsenal Yards Blvd., Suite 230, Watertown, MA 02472.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING (%)	AFTER OFFERING (%)
5% or Greater Stockholders:
Entities affiliated with Atlas Venture Partners(1)	9,061,668	20.17	18.22
Vertex Pharmaceuticals Incorporated(2)	3,151,121	7.01	6.34
Redmile Group, LLC(3)	2,720,489	6.05	5.47
Entities affiliates with BVF Partners L.P.(4)	2,630,662	5.87	5.29
Entities affiliates with FMR LLC(5)	2,442,060	5.43	4.91
Named Executive Officers, Other Executive Officers, and Directors:
Nello Mainolfi, Ph.D.(6)	1,196,917	2.61	2.41
Jared Gollob, M.D.(7)	155,363	*	*
Richard Chesworth, Ph.D.(8)	3,333	*	*
Jeffrey Albers J.D., MBA(9)	16,566	*	*
Bruce Booth, D.Phil.(1)	9,071,699	20.17	18.24
Pamela Esposito, Ph.D.(10)	8,917	*	*
Steven Hall, Ph.D.(11)	10,031	*	*

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING (%)	AFTER OFFERING (%)
Joanna Horobin, M.B., Ch.B.(12)	61,884	*	*
Gorjan Hrustanovic, Ph.D.(13)	10,031	*	*
Donald W. Nicholson, Ph.D.(14)	66,751	*	*
Elena Ridloff, CFA(15)	2,229	*	*
All named executive officers, other executive officers and directors as a group (12 persons)(16)	10,760,850	23.25	21.64

*	Less than 1%
(1)

Based on a Schedule 13G filed with the SEC on February 16, 2021 by Atlas Venture Fund X, L.P., or Atlas Fund X, Atlas Venture Associates X, L.P., or Atlas Associates X, Atlas Venture Associates X, LLC, or AVA X, Atlas Venture Opportunity Fund I, L.P., or AVOF I, Atlas Venture Associates Opportunity I, L.P., or AVAO I, and Atlas Venture Associates Opportunity I, LLC, or AVAO LLC, consists of (i) 7,948,982 shares of common stock held by Atlas Fund X, and (ii) 1,112,686 shares of common stock held by AVOF I. Atlas Associates X is the general partner of Atlas Fund X, and AVA X is the general partner of Atlas Associates X. AVAO I is the general partner of AVOF I, and AVAO LLC is the general partner of AVAO I. Peter Barrett, Bruce Booth, Jean- François Formela, David Grayzel and Jason Rhodes are the members of AVA X and collectively make investment decisions on behalf of Atlas Fund X. Kevin Bitterman, Bruce Booth, Jean-François Formela, David Grayzel and Jason Rhodes are the members of AVAO LLC and collectively make investment decisions on behalf of AVOF I. As of March 31, 2021, Dr. Booth beneficially owned 10,031 shares of common stock underlying certain call options which will vest within 60 days of March 31, 2021. Dr. Booth is also a member of our board of directors. Dr. Booth disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for Atlas Fund X is 400 Technology Square, 10th Floor, Cambridge, Massachusetts 02139.

(2)

Based on a Schedule 13D filed with the SEC on September 3, 2020 by Vertex Pharmaceuticals Incorporated, or Vertex, consists of 3,151,121 shares of common stock held directly by Vertex. The principal place of business Vertex is 50 Northern Avenue, Boston, Massachusetts 02210.

(3)

Based on a Schedule 13G filed with the SEC on February 16, 2021 by Redmile Group LLC and Jeremy C. Green, consists of 2,720,489 shares of common stock held by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of common stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The shares may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of Redmile Group, LLC is One Letterman Drive, Building D, Suite D-3-300, San Francisco, CA 94129.

(4)

Based on a Schedule 13D filed with the SEC on August 25, 2020 by Biotechnology Value Fund, L.P., or BVF, BVF I GP LLC, or BVF GP, Biotechnology Value Fund II, L.P., or BVF2, BVF II GP LLC, or BVF2 GP, Biotechnology Value Trading Fund OS LP, or Trading Fund OS, BVF Partners OS Ltd., or Partners OS, BVF GP Holdings LLC, or BVF GPH, BVF Partners L.P., or Partners, BVF Inc., Mark N. Lampert and Gorjan Hrustanovic, consists of (i) 1,359,109 shares of common stock held by BVF, (ii) 1,017,307 shares of common stock held by BVF2, (iii) 181,081 shares of common stock held by Trading Fund OS and (iv) 73,165 shares of common stock held by a certain managed account, or the Partners Managed Account. BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,359,109 shares of common stock beneficially owned by BVF. BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,017,307 shares of common stock beneficially owned by BVF2. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 181,081 shares of common stock beneficially owned by Trading Fund OS. BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,376,416 shares of common stock beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 2,630,662 shares of common stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS and held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,630,662 shares of common stock beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,630,662 shares of common stock beneficially owned by BVF Inc. As of March 31, 2021, Dr. Hrustanovic beneficially owned 10,031 shares of common stock underlying certain call options which will vest within 60 days of March 31, 2021. Dr. Hrustanovic is also a member of our board of directors. Dr. Hrustanovic disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc., Mr. Lampert and Dr. Hrustanovic is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)

Based on a Schedule 13G filed with the SEC on February 8, 2021 by FMR LLC and Abigail P. Johnson, consists of 2,442,060 shares of common stock held by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC, and a member of the Johnson family, who through their ownership of voting common shares and the execution of a shareholders’ voting agreement with respect to FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company LLC, or FMR Co. LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Board of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(6)

Consists of (i) 376,199 shares of vested common stock held by Dr. Mainolfi and (ii) 820,718 shares subject to options held by Dr. Mainolfi that are vested and exercisable within 60 days of March 31, 2021.

(7)	Consists of (i) 6,699 shares of vested common stock held by Dr. Gollob and (ii) 148,664 shares subject to options held by Dr. Gollob that are vested and exercisable within 60 days of March 31, 2021.
(8)	Consists of 3,333 shares subject to options held by Dr. Chesworth, that are vested and exercisable within 60 days of March 31, 2021.
(9)	Consists of 16,566 shares subject to options held by Mr. Albers that are vested and exercisable within 60 days of March 31, 2021.
(10)	Consists of 8,917 shares subject to options held by Dr. Esposito that are vested and exercisable within 60 days of March 31, 2021.
(11)	Consists of 10,031 shares subject to options held by Dr. Hall that are vested and exercisable within 60 days of March 31, 2021.
(12)	Consists of 61,884 shares subject to options held by Dr. Horobin that are vested and exercisable within 60 days of March 31, 2021.
(13)	Consists of 10,031 shares subject to options held by Dr. Hrustanovic that are vested and exercisable within 60 days of March 31, 2021.
(14)

Consists of (i) 22,098 shares of vested common stock held by Dr. Nicholson and (ii) 44,653 shares subject to options held by Dr. Nicholson that are vested and exercisable within 60 days of March 31, 2021.

(15)	Consists of 2,229 shares subject to options held by Ms. Ridloff that are vested and exercisable within 60 days of March 31, 2021.
(16)

Includes options to purchase 150,273 shares of common stock exercisable within 60 days of March 31, 2021 held by named executive officers and directors, as described in notes 6 through 15 above, as well as Dr. Booth and Mr. Jacobs.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.

Based on the number of shares outstanding as of March 31, 2021, upon the completion of this offering, 49,726,052 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ or Vertex’s option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and 91,676 shares of our common stock are restricted shares of common stock subject to service-based vesting terms. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 497,261 shares immediately after this offering, assuming no exercise of the underwriters’ or Vertex’s options to purchase additional shares, based on the number of shares outstanding as of March 31, 2021; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors and officers have entered into lock-up agreements with the underwriters of this offering, under which our directors and officers have agreed, subject to certain exceptions, not to sell or otherwise transfer or dispose of any of our securities for a period of 90 days from the date of this prospectus. The representatives of the underwriters of this offering may, in their sole discretion, permit early release of shares subject to the lock-up agreements. In addition, the lock-up agreements entered into in connection with this offering permit certain of our executive officers and stockholders to sell or distribute shares of common stock pursuant to existing trading plans pursuant to Rule 10b5-1 under the Exchange Act, subject to certain price and trading volume parameters. See the section entitled “Underwriting,” appearing elsewhere in this prospectus for more information.

Registration Rights

Certain holders of our securities are entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Registration Rights” in the description of our common stock contained in Exhibit 4.3 to our Annual Report on Form 10-K incorporated by reference in this prospectus.

Equity Incentive Plans

We have filed a registration statement on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

DESCRIPTION OF CAPITAL STOCK

The information required by this section is hereby incorporated herein by reference to Exhibit 4.3 filed with our Annual Report on Form 10-K for the year ended December 31, 2020.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-

U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•

a corporation or other foreign organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws other than the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is not subject to U.S. federal income tax on a net income basis; or

•

a trust the income of which is not subject to U.S. federal income tax on a net income basis and that (1) has not made an election to be treated as a U.S. person under applicable U.S. Treasury Regulations and (2) either (i) is not subject to the primary supervision of a court within the United States or (ii) is not subject to the substantial control of one or more U.S. persons.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or an investor in any other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, including, the alternative minimum tax, rules regarding qualified small business stock within the meaning of Section 1202 of the Code or the Medicare tax on net investment income. It also does not address any aspects of any U.S. federal tax other than the income tax (for example, the estate tax), or U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the “Dividend Policy” section above, we do not intend to pay any cash dividends on our common stock to our stockholders in the foreseeable future. Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or a successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S.

federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to gross proceeds from the sale or other disposition of our common stock, although under proposed U.S. Treasury Regulations, no withholding would apply to such gross proceeds. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are generally permitted to rely on the proposed regulations pending finalization. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	1,569,150
J.P. Morgan Securities LLC	1,569,150
Cowen and Company, LLC	1,141,200
Guggenheim Securities, LLC	475,500

Total:	4,755,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.692 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 713,250 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 713,250 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$47.00	$223,485,000	$257,007,750
Underwriting discounts and commissions to be paid by us	$2.82	$13,409,100	$15,420,465
Proceeds, before expenses, to us	$44.18	$210,075,900	$241,587,285

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.9 million . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $40,000. The underwriters have agreed to reimburse certain expenses related to this offering.

Our common stock is listed on the Nasdaq Global Market under the trading symbol “KYMR”.

We and all directors and officers and certain stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of the offering of the shares (other than for officers and directors as noted below), provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or to a charitable organization or educational institution in a transfer not involving a disposition for value;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to any member of the immediate family of such person or any trust for the direct or indirect benefit of such person or the immediate family of such person in a transaction not involving a disposition for value;

•

distributions of shares of common stock or any security convertible into common stock to general or limited partners, members, beneficiaries or other equityholders of such person, its direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) or to an investment fund or other entity that controls or manages, or is under common control with, such person;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such person upon the death of such person or (ii) by operation of law pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement or pursuant to a qualified domestic relations order;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to any contractual arrangement in effect on the date such person entered into the lock-up agreement and disclosed to the underwriters in writing that provides for the repurchase of such person’s common stock or other securities by us or in connection with the termination of such person’s employment with or service to our company; provided that (i) the repurchase price for any such shares or securities shall not exceed the original purchase price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) paid, and (ii) any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares shall indicate by footnote disclosure or otherwise the nature of the transfer or disposition);

•

transfers or dispositions of shares of common stock or other securities to us in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, shares of common stock (including by way of “net” or “cashless” exercise solely to cover withholding tax obligations in connection with such exercise or transfer to us for the payment of taxes as a result of such exercise); provided that (i) such convertible security, option or warrant is described in this prospectus and is outstanding on the date thereof, (ii) any such shares of common stock received by such person shall be subject to the terms of such lock-up agreement and (iii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period, other than a filing on a Form 4 that reports such disposition under the transaction code “F”, in which case the filing or announcement shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the exercise of a stock option or warrant, as the case may be, that no shares of common stock were sold by the reporting person and that the shares of common stock received upon exercise of the stock option or warrant are subject to a lock-up agreement with the underwriters of this offering);

•

the establishment of a trading plan on behalf of a shareholder, officer or director of the company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such person or the company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) pursuant to a bona fide third-party tender offer for shares of our capital stock made to all holders of our securities, merger, consolidation or other similar transaction approved by our board of directors and occurring after the closing of this offering, the result of which is that any person (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 75% of the total voting power of the voting stock of our company; provided that in the event that such change of control transaction is not completed, the shares of common stock (or any security convertible into or exercisable or exchangeable for common stock) owned by such person shall remain subject to the restrictions contained in the lock-up agreement and title to such person’s shares shall remain with such person; or

•

transfers or dispositions of shares of common stock pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act that was established prior to the execution of the lock-up agreement by such person (which may include, for the avoidance of doubt, any shares of common stock issued pursuant to the exercise of stock options in connection with such sale); provided that if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or disposition shall be legally required during the restricted period, such filing, report or announcement shall indicate in the footnotes thereto the nature of such transfer;

provided that in the case of any transaction or distribution pursuant to the third, fourth, fifth or sixth bullets above, (i) each transferee, donee or distributee shall sign and deliver a lock-up agreement substantially in the form of signed by such person and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period (other than, with respect to the sixth bullet only, any Form 4 or Form 5 required to be filed under the Exchange Act if such person is subject to Section 16 reporting with respect to the company under the Exchange Act, in which case any such filing will indicate by footnote disclosure or otherwise the nature of the transfer or disposition). The lock- up agreement precludes such person from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than such person.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, certain of the underwriters also served as underwriters in our initial public offering in August 2020.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Piper Sandler & Co. (“Piper Sandler’), a FINRA member, is acting as a financial advisor in connection with the offering. Piper Sandler is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Piper Sandler will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of our common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of our common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

The consolidated financial statements of Kymera Therapeutics, Inc. appearing in Kymera Therapeutics, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-257476) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at http://www.kymeratx.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (SEC File No. 001-39460):

•	our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 11, 2021;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed with the SEC on May 6, 2021;

•	our Definitive Proxy Statement filed with the SEC on April 30, 2021, to the extent information therein is filed and not furnished;

•	our Current Reports on Form 8-K filed (other than information furnished rather than filed) with the SEC on March 16, 2021, June 17, 2021 and June 28, 2021; and

•	the description of our common stock contained in Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 11, 2021.

In addition, all reports and other documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial filing of the registration statement and prior to effectiveness of the registration statement, and until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K) shall be deemed to be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Kymera Pharmaceuticals, Inc., 200 Arsenal Yards Blvd., Suite 230, Watertown, Massachusetts 02472, Attention: Chief Financial Officer.

You also may access these filings on our website at www.kymeratx.com. We do not incorporate the information contained on or accessible through our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

4,755,000 Shares

Common Stock

P R O S P E C T U S

MORGAN STANLEY	J.P. MORGAN	COWEN	GUGGENHEIM SECURITIES